Exhibit 1

FOR IMMEDIATE RELEASE	1 March, 2013

| 2012 Preliminary Results

■	Billings of over £44.4 billion

■	Revenues up 3.5% at almost £10.4 billion

■	Operating margin at historical high of 14.8%, up 0.5 margin points

■	Headline profit before interest and tax £1.5 billion, up over 7%

■	Headline profit before tax £1.3 billion, up over 7%

■	Profit before tax £1.1 billion, up over 8%

■	Headline diluted earnings per share of 73.4p, up over 8%

■	Dividends per share of 28.51p, up almost 16%

■	Over last two years reported operating margins up 1.6 margin points; headline diluted earnings per share up almost 30%; dividends per share up 60%; dividend pay-out ratio up from 31% to 39%

  Key figures

£ million	2012	Δ reported[1]	Δ constant[2]	% revenues	2011	% revenues
Revenue	10,373	3.5%	5.8%	-	10,022	-
Gross Margin	9,515	3.0%	5.2%	91.7%	9,239	92.2%
Headline EBITDA[3]	1,756	7.0%	10.7%	16.9%	1,640	16.4%
Headline PBIT[4]	1,531	7.1%	11.1%	14.8%	1,429	14.3%
EPS headline diluted[5]	73.4p	8.4%	13.1%	-	67.7p	-
Diluted EPS[6]	62.8p	-2.6%	1.9%	-	64.5p	-
Dividends per share	28.51p	15.9%	15.9%	-	24.60p	-

Full Year highlights

■

Reported billings decreased slightly to £44.4bn, primarily reflecting the strength of the £ sterling, although up 1.6% in constant currency driven by leadership position in net new business league tables

■	Revenue growth of 3.5%, with like-for-like growth of 2.9%, 2.9% growth from acquisitions and minus 2.3% from currency
■

Like-for-like revenue growth in all but one region, characterised by particularly strong growth in Asia Pacific, Latin America, Africa and the Middle East and all but one sector (public relations and public affairs), with strong growth in advertising, media investment management and specialist communications

■	Like-for-like gross margin growth at 2.4%, with slower growth in the Group’s consumer insight businesses in the mature markets of North America, the United Kingdom and Western Continental Europe
■	Headline EBITDA growth of 7.0% giving 0.5 margin point improvement, with operating costs (+2.8%) rising less than revenues

1 Percentage change in reported sterling

2 Percentage change at constant currency exchange rates

3 Headline earnings before interest, tax, depreciation and amortisation

4 Headline profit before interest and tax

5 Diluted earnings per share based on headline earnings

6 Diluted earnings per share based on reported earnings

■	Headline PBIT increase of 7.1% with PBIT margin rising by 0.5 points to 14.8%, surpassing the previous historical pro forma high of 14.3%[7] achieved in 2011

■	Exceptional gains of £102 million on sales of stake in Buddy Media and New York property

■	Exceptional restructuring charges of £93 million taken chiefly in respect of Western Continental European businesses and IT infrastructure

■	Gross margin margins, a more accurate competitive comparator, up 0.6 margin points to an industry leading 16.1%

■

Headline diluted EPS up 8.4% and reported diluted EPS down 2.6% (reflecting last year’s exceptional release of corporate tax provisions), with 15% higher final ordinary dividend of 19.71p and full year dividends of 28.51p per share up 15.9%

■	Average net debt increased £373m (13%) to £3.203bn reflecting increased spending on acquisitions (chiefly AKQA) and higher dividends, partly offset by relative improvement in working capital

■	Creative excellence recognised by the award, for the second consecutive year since its inception, of the Cannes Lion for the most creative Holding Company

■	Over last two years alone headline diluted earnings per share up almost 30%, dividends per share up 60% and the dividend pay-out ratio increased from 31% to 39%

Current trading and outlook

■	January 2013 | Like-for-like revenues up over 2% for the month, ahead of budget and similar to the final quarter of 2012; like-for-like gross margin up the same

■	FY 2013 budget | Like-for-like revenue and gross margin growth of around 3% and headline operating margin target of 15.3% up 0.5 margin points

■

Dual focus in 2013 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

■

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and consumer insight, including data analytics and application of new technology; improvement in staff costs/revenue ratio of 0.3 to 0.6 margin points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from margin expansion and from strategically targeted small and medium-sized acquisitions

7 Headline PBIT margin of 15.0% in 2008 adjusted to 14.3% for the full year impact of the acquisition of TNS

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenues

Revenue analysis

£ million	2012	Δ	reported	Δ	constant[8]	Δ	LFL[9]	Acquisitions	2011
First half	4,972		5.5%		6.8%		3.6%	3.2%	4,713
Second half	5,401		1.7%		4.9%		2.2%	2.7%	5,309
Full year	10,373		3.5%		5.8%		2.9%	2.9%	10,022

Billings were down slightly at £44.4 billion, primarily reflecting the strength of the £ sterling. Billings were up 1.6% in constant currency. Estimated net new business billings of £3.894 billion ($6.231 billion) were won in the year, up almost 21% on last year, placing the Group first in all leading net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients. These wins continued into the second half of the year and the first two months of 2013 with several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues in 2013. There have been several recent significant gains, for example, in the pharmaceutical and healthcare industry.

Reportable revenue was up 3.5% at £10.373 billion. Revenue on a constant currency basis was up 5.8% compared with last year, but changes in exchange rates, chiefly reflecting the strength of the £ sterling primarily against the euro, reduced revenue by 2.3%. As a number of our competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s Preliminary results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 2.5% to $16.459 billion and earnings before interest and taxes up 6.9% to $2.439 billion, which compares with the $14.219 billion and $1.90510 billion respectively of our closest competitor and that euro reportable revenues were up 10.8% to €12.796 billion and earnings before interest and taxes up 14.8% to €1.892 billion, which compares with €6.610 billion and €1.064 billion respectively of our nearest European-based competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 2.9%, with gross margin up 2.4%, reflecting pressure on gross margins in the Group’s consumer insight custom businesses in the mature markets of North America, the United Kingdom and Western Continental Europe. In the fourth quarter, like-for-like revenues were up 2.5%, an improvement on the third quarter of 1.9%, due to stronger growth in all regions except North America. This reflects a reversal of the declining quarterly like-for-like revenue growth trend which went from 4% in quarter one, to 3% in quarter two and to 2% in quarter three in 2012.

Operating profitability

Headline EBITDA was up 7.0% to £1.756 billion from £1.640 billion and up 10.7% in constant currencies. Group revenues are more weighted to the second half of the year across all regions and functions and particularly in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability continues to be skewed to the second half of the year. Headline operating profit for 2012 was up 7.1% to £1.531 billion from £1.429 billion and up 11.1% in constant currencies.

[8]	Percentage change at constant currency exchange rates

[9]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

[10]	EBITA, defined as operating income before interest, taxes and amortisation

Headline operating margins were up 0.5 margin points to 14.8%, in line with the Group’s margin target, compared to 14.3% in 2011, surpassing the previous pre-Lehman pro forma high equalled in 2011. The headline margin of 14.8% is after charging £51 million or $82 million of severance costs compared with £54 million or $84 million in 2011. In 2012 the impact of exchange rates reduced reported margins and like-for-like operating margins actually improved 0.7 margin points. Over the last two years, reported operating margins have improved by 1.6 margin points and by 1.8 margin points like-for-like.

Given the significance of consumer insight revenues to the Group, with none of our parent company competitors present in that sector, gross margin and gross margin margins are a more meaningful measure of comparative margin performance. This is because consumer insight revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection is more efficient. Headline gross margin margins were up 0.6 margin points to 16.1%, achieving the highest reported level in the industry.

On a reported basis, operating margins, before all incentives11 and income from associates, were 16.9%, down 0.1 margin points, compared with 17.0% last year. The Group’s staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 58.9% compared with 58.6% in 2011. Following intentional reductions in 2009 and 2010 after the Lehman crisis, the Group increased its investment in human capital, particularly in the latter part of 2011 and in early 2012, mainly in the faster growing geographic and functional markets (such as media investment management and digital) as like-for-like revenues and gross margin increased.

Operating costs

During 2012, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly property, commercial and office costs.

Reported operating costs12, rose by 3.0% and by 5.0% in constant currency. On a like-for-like basis, total operating and direct costs rose 2.1%. Reported staff costs, excluding incentives, rose by 5.1% and by 7.1% in constant currency. Incentive payments amounted to £291 million or over $465 million, which was 16.6% of headline operating profit before incentives and income from associates, compared with £338 million or 19.9% in 2011. Performance in parts of the Group’s custom research, public relations and public affairs, healthcare and direct, digital and interactive businesses fell short of the maximum performance objectives agreed for 2012, as the like-for-like revenue growth rate slowed in quarters two and three in 2012. This followed the record profit and margin performance in 2011, when most of the Group’s operating companies achieved maximum incentive levels.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2012 was 114,490, compared to 112,717 in 2011, an increase of 1.6%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2012 was 115,711 compared to 116,230 at 31 December 2011, a decrease of over 500 or 0.4%. This point-to-point data reflects the adjustments in staff costs made later in 2012, as like-for-like revenues slowed after the first quarter of the same year. On the same basis revenues increased 2.9% and gross margin 2.4%.

As noted in the Third Quarter Trading Update in October 2012, the proceeds from the sale of the company’s stake in Buddy Media were received and, in addition, conditional contracts exchanged

[11]	Short and long-term incentives and the cost of share-based incentives
[12]

Including, direct costs, but excluding goodwill impairment, amortisation of acquired intangibles, gain on sale of New York property, restructuring charges, costs in relation to changes in corporate structure and investment gains and write-downs for the sale of the freehold of 285 Madison Avenue, the New York headquarters of Young & Rubicam Inc. The sale of 285 Madison Avenue was completed in December 2012 and these two transactions combined resulted in an exceptional gain of £102 million.

Offsetting this gain, an exceptional restructuring charge of £93 million was taken, the majority of which is to address certain structural issues within businesses primarily in Western Continental Europe and to balance staffing levels and align staff costs given anticipated levels of revenue. Although, Mario Draghi, as President of the ECB, has certainly improved the prospects of the Eurozone in the last year or so, it seems that, slow or stagnant growth in Western Continental Europe is likely to continue for some time. We may well only be half way through a lost decade, post-Lehman. In addition, the devastating effects of Hurricane Sandy, the significant loss of power in New York and the subsequent flooding which occurred, had some impact on the operational effectiveness of certain of the Group’s IT infrastructure and the Group has reviewed its back-office systems and made provision for the write-off of IT equipment. This will accelerate the Group’s overhaul of its approach to centralising IT services.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up 7.0% at £213.9 million, compared with £199.9 million in 2011, an increase of £14.0 million, reflecting higher average net debt, offset by lower funding costs.

The tax rate on headline profit before tax was 21.2% (2011 22.0%) and on reported profit before tax was 18.1% (2011 9.1%). The difference in the reported tax rate is primarily due to the exceptional release in 2011 of prior year corporate tax provisions following the resolution of a number of open tax matters.

Earnings and dividend

Headline profit before tax was up 7.2% to £1.317 billion from £1.229 billion, or up 12.3% in constant currencies.

Reported profit before tax rose by 8.3%, to £1.092 billion from £1.008 billion. In constant currencies, reported profit before tax rose by 14.6%.

Profits attributable to share owners fell by 2.1% to £823 million from £840 million, due to the exceptional release of prior year tax provisions in 2011. Excluding the impact of the exceptional tax credit attributable profits would have risen by 12.1% to £823 million from £734 million.

Headline diluted earnings per share rose by 8.4% to 73.4p from 67.7p. In constant currencies, earnings per share on the same basis rose by 13.1%. Reported diluted earnings per share decreased by 2.6% to 62.8p from 64.5p, again reflecting the release of prior year tax provisions in 2011 and increased 1.9% in constant currencies.

In line with the statement made with the Group’s 2010 Preliminary Results, announcing the intention to raise the dividend pay-out ratio from around a third to 40%, the Board declares an increase of 15% in the final ordinary dividend to 19.71p per share, which together with the first interim dividend of 8.80p per share, makes a total of 28.51p per share for 2012, an overall increase of 15.9%. The record date for the final dividend is 7 June 2013, payable on 8 July 2013. This represents a dividend pay-out ratio of 39% on headline diluted earnings per share, compared to a pay-out ratio of 36% in 2011. The Board has now largely achieved its objective of increasing the dividend pay-out ratio to approximately 40% and the Board will be continually reviewing whether the dividend pay-out ratio should be further increased in the range of 45% to 50%.

On 2 January 2013, the Scheme of Arrangement between WPP 2012 Limited and its share owners, in relation to the introduction of a new Jersey incorporated and United Kingdom tax resident parent company, became effective and new WPP, which has adopted the same name, WPP plc, became the new parent company of the WPP Group. As a consequence of the Group returning its tax residence to the United Kingdom, the dividend access plan and scrip dividend have been terminated.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for 2012, as well as the proportion of Group revenues and operating profit and operating margin by region;

Revenue analysis

£ million	2012	Δ	reported	Δ	constant[13]	Δ	LFL[14]		% group	2011	% group
N. America	3,547		4.7%		3.7%		-0.1%		34.2%	3,388	33.8%
United Kingdom	1,275		7.7%		7.7%		4.0%	*	12.3%	1,184	11.8%
W Cont. Europe	2,439		-2.6%		3.7%		0.1%		23.5%	2,505	25.0%
AP, LA, AME, CEE[15]	3,112		5.7%		9.3%		8.3%		30.0%	2,945	29.4%
Total Group	10,373		3.5%		5.8%		2.9%	*	100.0%	10,022	100.0%

* Like-for-like gross margin growth of 3.0% in the UK and 2.4% for the Group

Operating profit analysis (Headline PBIT)

£ million	2012	% margin	2011	% margin
N. America	579	16.3%	526	15.5%
United Kingdom	173	13.6%	165	14.0%
W Cont. Europe	253	10.4%	284	11.3%
AP, LA, AME, CEE	526	16.9%	454	15.4%
Total Group	1,531	14.8%	1,429	14.3%

North America, with constant currency growth of 3.0% in the final quarter and like-for-like growth of

-0.6%, was lower than the third quarter and first half, with relatively strong growth in the Group’s advertising and media investment management businesses, more than offset by parts of the Group’s consumer insight, public relations and public affairs and branding & identity, healthcare and specialist communications businesses. This seems to be indicative of continued pressure on discretionary client spending.

The United Kingdom, against market trends, showed continued strong growth in the fourth quarter with constant currency growth of 10.4% and like-for-like growth of 5.1%, with particularly strong growth in advertising and media investment management, partly offset by slower growth in consumer insight, branding & identity and healthcare communications.

Western Continental Europe, although relatively more difficult, showed some improvement in the fourth quarter, with constant currency revenues up 1.5% and like-for-like revenues down 0.7%,

[13]	Percentage change at constant currency exchange rates
[14]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[15]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

compared with -2.1% in quarter three. Italy, Turkey and (surprisingly) Greece grew, but Spain, Portugal, Scandinavia, France, the Netherlands and Switzerland were tougher, with the continuing effects of the Eurozone crisis impacting parts of Western Continental Europe.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth in the fourth quarter was strongest, as it has been throughout 2012, up 8.1% in constant currency and up 7.3% like-for-like and stronger than quarter three. Growth in the fourth quarter was driven principally by the Middle East and Africa, Latin America, the BRICs16 and Next 1117 parts of Asia Pacific, the CIVETS18 and the MIST19. Central and Eastern Europe, after a difficult third quarter, improved significantly in the final quarter, with like-for-like growth of over 12% in Russia.

Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up almost 13% and up well over 11% like-for-like. The Middle East & Africa showed the strongest growth of our sub-regions in the fourth quarter, with like-for-like revenues up almost 10%, with all sectors improving. In Central and Eastern Europe, like-for-like revenues were up 0.1% in the fourth quarter, compared with -6.1% in quarter three, with strong growth in Russia, Kazakhstan, the Ukraine and Romania but Poland, Hungary, the Czech Republic and Serbia remained more challenging. Full year revenues for the BRICs, which account for almost $2 billion of revenue, were up over 11%, on a like-for-like basis, with the Next 11 and CIVETS up almost 12% and over 11% respectively. The MIST was up over 11%.

In 2012, 30% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – 0.6 percentage points higher compared with the previous year and against the Group’s strategic objective of 35-40% in the next two to three years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2012	Δ reported	Δ constant[20]	Δ LFL[21]	% group	2011	% group
AMIM[22]	4,273	2.8%	5.2%	5.1%	41.2%	4,157	41.5%
Consumer Insight	2,460	0.1%	2.8%	0.8%*	23.7%	2,458	24.5%
PR & PA23	917	3.6%	4.2%	-1.0%	8.8%	886	8.8%
BI, HC & SC24	2,723	8.0%	10.2%	2.6%	26.3%	2,521	25.2%
Total Group	10,373	3.5%	5.8%	2.9%*	100.0%	10,022	100.0%

*	Like-for-like gross margin growth of -1.1% in Consumer Insight and 2.4% for the Group

[16]	Brazil, Russia, India and China (accounting for over $2.6 billion revenues, including associates)
[17]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran) accounting for over $750 million revenues, including associates

[18]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $860 million revenues, including associates)
[19]	Mexico, Indonesia, South Korea and Turkey (accounting for almost $580 million revenues, including associates)
[20]	Percentage change at constant currency exchange rates

[21]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[22]	Advertising, Media Investment Management
[23]	Public Relations & Public Affairs
[24]	Branding and Identity, Healthcare and Specialist Communications

Operating profit analysis (Headline PBIT)

£ million	2012	% margin	2011	% margin
AMIM	755	17.7%	668	16.1%
Consumer Insight	247	10.0%	258	10.5%
PR & PA	136	14.9%	143	16.1%
BI, HC & SC	393	14.4%	360	14.3%
Total Group	1,531	14.8%	1,429	14.3%

In 2012, over 32% of the Group’s revenues came from direct, digital and interactive, up over 1.0 percentage point from the previous year and growing 6.7% like-for-like over 2011.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management remained the strongest performing sector with constant currency revenues up 4.0% in the final quarter and like-for-like up 5.4%, considerably stronger than the third quarter like-for-like growth of 2.9%. Full year revenues were up 5.1% like-for-like.

Of the Group’s advertising networks, Ogilvy & Mather, which was named Network of the Year at Cannes, performed especially well in North America, the United Kingdom and Latin America, with Grey in North America even stronger. However, the Group’s advertising businesses in Western Continental Europe generally remained under pressure with like-for-like revenues down. Growth in the Group’s media investment management businesses has been very consistent throughout the year, with constant currency revenues up over 12% for the year and like-for-like growth up 11.0%. tenthavenue, the “engagement” network focused on out-of-home media, was established towards the end of 2010 and in 2012 showed strong revenue growth, with like-for-like revenues up over 7% following over 14% growth in 2011. The strong revenue growth across most of the Group’s businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 1.6 margin points to 17.7%.

In 2012, Ogilvy & Mather, JWT, Y&R, Grey and United generated net new business billings of £1.087 billion ($1.740 billion).

In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £2.148 billion ($3.437 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew 2.8%, with gross margin up 0.8%. On a like-for-like basis revenues were up 0.8% with gross margin down 1.1%. The pattern of revenue growth seen in the first nine months, continued into the final quarter, with the mature markets of North America and Continental Europe difficult but counterbalanced by strong growth in the faster growing markets of Asia Pacific, Latin America, Africa & the Middle East. In the fourth quarter the United Kingdom also slowed. Reported operating margins fell 0.5 margin points to 10.0% (reported gross margin margins fell 0.4 margin points to 13.9%). The central issue continues to be like-for-like revenue growth in the custom businesses in mature markets, where discretionary spending remains under review by clients. Custom businesses in faster growth markets and syndicated and semi-syndicated businesses in all markets, remain robust, with strong like-for-like revenue growth.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses had a more difficult year with full year growth of 4.2% and like-for-like revenues down 1.0%, with continuing pressure in North America and Continental Europe across most of the Group’s brands, only partly offset by strong growth in the United Kingdom, Latin America and the Middle East & Africa. Operating margins fell by 1.2 margin points to 14.9%.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.2% with like-for-like growth of 2.6%. Like-for-like revenue growth slipped slightly in quarter four, due primarily to slower growth in parts of the Group’s branding & identity and healthcare communications businesses, but remained close to 2%. AKQA, the leading digital agency acquired in July 2012 performed well with full year like-for-like revenues up 10%. Operating margins, for the sector as a whole, improved slightly, up 0.1 margin points to 14.4%.

Client review

Including associates, the Group currently employs over 165,000 full-time people (up almost 7,000, from over 158,000 the previous year) in over 3,000 offices in 110 countries. It services 350 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 63 of the NASDAQ 100, 31 of the Fortune e-50 and 757 national or multi-national clients in three or more disciplines. 479 clients are served in four disciplines and these clients account for over 57% of Group revenues. This reflects the increasing opportunities for co-ordination and co-operation or “horizontality” between activities both nationally and internationally and at a client and country level. The Group also works with 357 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies.

Cash flow highlights

In 2012, operating profit was £1.241 billion, depreciation, amortisation and goodwill impairment £429 million, non-cash share-based incentive charges £93 million, net interest paid £172 million, tax paid £257 million, capital expenditure £330 million and other net cash inflows £90 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £1.094 billion.

This free cash flow was absorbed by £587 million in net cash acquisition payments and investments (of which £87 million was for earnout payments and loan note redemptions with the balance of £500 million for investments and new acquisition payments net of disposal proceeds), £134 million in share repurchases and £307 million in dividends, a total outflow of £1.028 billion. This resulted in a net cash inflow of £66 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2012 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight the Group completed 65 acquisitions in 2012, 28 acquisitions and investments were classified in new markets (of which 20 were in new media), 27 in consumer insight, including data analytics and the application of technology, with the balance of 10 driven by individual client or agency needs.

Specifically, in 2012 acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Germany, the Netherlands, the Slovak Republic, Turkey, Israel, Jordan, Brazil, Colombia, Mexico, Australia, China, South Korea, Thailand and Vietnam; in consumer insight in the United States, France, Germany, Turkey, UAE, Chile, China and Pakistan; in public relations and public affairs in the United States, Canada, the United Kingdom, Denmark, Finland, France, Russia and Australia; in direct, digital and interactive in the United States, the United Kingdom, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in healthcare in Hong Kong.

Balance sheet highlights

Average net debt in 2012 increased by £373 million to £3.203 billion, compared to £2.830 billion in 2011, at 2012 exchange rates. On 31 December 2012 net debt was £2.821 billion, against £2.465 billion on 31 December 2011, an increase of £356 million, reflecting increased spending on acquisitions (chiefly AKQA) and higher dividends, partly offset by relative improvements in working capital.

Your Board continues to examine ways of deploying its EBITDA of over £1.7 billion or over $2.8 billion and substantial free cash flow of almost £1.1 billion or over $1.7 billion per annum, to enhance share owner value. The Group’s current market value of £13.3 billion implies an EBITDA multiple of 7.6 times, on the basis of the full year 2012 results. Including year end net debt of £2.8 billion, the Group’s enterprise value to EBITDA multiple is 9.2 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2012 is provided in Appendix 1.

Capital markets

During September 2012, the Group successfully issued $500 million of 10 year bonds at a coupon of 3.625%, together with $300 million of 30 year bonds at 5.125%. This was the first time a company in our industry has issued 30 year debt and the bonds were well received by investors with strong demand for both. These bonds have improved the maturity profile of the Group’s debt.

Return of funds to share owners

Following the strong first-half results, your Board raised the interim dividend by 18%, around 5.0 percentage points higher than the growth in headline diluted earnings per share, a pay-out ratio in the first half of 34%. For the full year, headline diluted earnings per share rose by 8.4% and the final dividend has been increased by 15%, bringing the total dividend for the year to 28.51p per share, up 15.9%, 7.5 percentage points higher than the growth in headline diluted earnings per share. As indicated in the AGM statement in June 2012, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% over time compared to the 2010 ratio of 31%. In 2011, it reached 36% on headline diluted earnings per share and in 2012 this has risen to 39%. Dividends paid in respect of 2012 will total almost £360 million for the year.

In 2012, 16.2 million shares, or 1.3% of the issued share capital, were purchased at an average price of £8.30 per share, of which 6.7 million shares were cancelled.

Having largely achieved its target of a dividend pay-out ratio of 40%, as mentioned before, your Board will give consideration to the merits of increasing the pay-out ratio further.

Current trading

January 2013 revenues were ahead of budget and on a like-for-like basis were up 2% with gross margin up similarly. All regions, except North America were up, with Asia Pacific, Latin America and Africa and the Middle East up the strongest. All sectors, except public relations and public affairs and branding & identity were up with media investment management, consumer insight and healthcare communications, up the strongest.

Outlook

Macroeconomic and industry context

2012, the Group’s twenty seventh year, was like the previous year, a record year, but it felt very different. We reached our targets, but we got there ugly. Having budgeted 4% like-for-like revenue growth at the beginning of 2012, the first quarter started well on budget, if not ahead and with the quarter one revised forecast strengthening, investment in talent continued following the additions made at the end of 2011. However, as the like-for-like revenue growth rate started to slow in quarter two to 3% and, in turn, to 2% in quarter three, we did not start to make the cost adjustments quickly enough to counter the increased staff investment until quarters three and four, although we are now much better balanced for 2013, with the like-for-like number of people in the business slightly down at the end of the year compared with the beginning of 2012.

So why was 2012 such a difficult year? Clients were certainly in stronger shape with profits at an all-time high as a proportion of GDP, margins generally stronger, share prices rising as institutional investors rotated out of government securities and sitting on, in the case of US-based multi-nationals, over $2 trillion in cash with relatively unleveraged balance sheets. But, whilst clients were certainly in better shape than pre-Lehman in September 2008, they still lacked the necessary confidence given the “grey swans”, or known unknowns. Black swans are the unknown unknowns which by definition we do not know what they are.

There are at least four, perhaps five now in the case of the United Kingdom. Firstly, the fragility of the Eurozone, certainly better since one of the Super Marios, Mario Draghi, took over as the President of the ECB, but still subject to potential shocks, for example, from elections in Italy or potential corruption problems in Spain. The Eurozone has also been aided by others stressing the need to reduce unemployment and surrendering the inflation rate constraint, for example, by the Chairman of the Federal Reserve Bank in the United States, the re-elected Prime Minister Abe in Japan and perhaps the new Governor of the Bank of England in the United Kingdom. This has certainly helped equity securities too.

Second, the problems of the Middle-East, are probably now, if anything, worse than a year ago, with heightened conflicts and tensions in Tunisia, Libya, Egypt, Gaza, Syria and above all, potential conflicts between Israel and Iran.

Third, a China or BRICs hard or soft landing, although all the evidence we have seems to point to a soft landing in China and continued growth in Brazil and India, and even stronger growth in Russia. The rise of the hundreds of millions in the new middle-classes in all these countries seems to be the real economic motive force, particularly for the fast moving consumer goods industries. Certainly, in the case of China, the West seems to have fundamentally misunderstood the significance of the 12th Five-Year Plan. That plan looks for lower quantum, but higher quality growth at around 7.5% p.a. compound (which we would kill for), combined with higher consumption, lower savings, a social security safety net and stronger services sector (almost a charter for WPP). The new politburo leadership seems to be another bull market signal.

Fourth, and most importantly, dealing with the US deficit and a record level of $16 trillion of debt in the most effective way. This remains the elephant in the room, as the United States is still twice the size of the Chinese economy at around $16 trillion GDP versus over $8 trillion out of a global total of around $65 trillion. The last minute attempts to deal with the problem in the US Congress on New Year’s Eve in 2012 only succeeded in kicking the can further down the road and the sequester is ill-equipped to help, having been really devised as a compromise measure in June 2011 never to be used. Neither will the sequester help growth in the first half of 2013 in the United States.

Finally, the decision to launch a referendum for Britain’s European Union membership, whilst no doubt being an astute political move, adds further uncertainty to the United Kingdom economy until after the next United Kingdom General Election in 2015.

So all in all, whilst clients may be more confident than they were in September 2008 pre-Lehman, with stronger balance sheets, these increased levels of uncertainty combined with strengthened corporate governance scrutiny make them unwilling to take further risks. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment not a cost. We see little reason if any for this pattern of behaviour to change in 2013, with continued caution being the watchwords. There is certainly no evidence to suggest any such change in behaviour so far in 2013.

The pattern for 2013 looks very similar to 2012, perhaps with increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of around 5% for 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential elections in November did underpin industry growth but not, perhaps, as much as was thought, with money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. As a leading Chief Investment Officer of one of the largest investment institutions said recently, companies may be running out of ways of reducing costs and have to focus more on top line growth. Merger and acquisition activity may be another way of doing this, but maybe a more risky way than investing in marketing and brand and hence market share.

2013 looks to be another demanding year. There will be no maxi- or mini- quadrennial events and, as mentioned above, the United States deficit and debt remain ignored.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another United States election - the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa - and, possibly, London 2012 did for the UK.

Financial guidance

The budgets for 2013 have been prepared on a somewhat more conservative basis than usual (hopefully) following the slowing like-for-like revenue growth rate in the middle two quarters of 2012, but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the United States and Western Europe. Our 2013 budgets show the following;

■	Like-for-like revenue and gross margin growth of around 3%

■	Target operating margin improvement of 0.5 margin points

In 2013, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and “horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2012 are realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenues and continue to position the Group extremely well should current market conditions change.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated through the appointment of over 30 global client leaders for our major clients, accounting for about one third of total revenues of $17 billion and country managers in a growing number of test markets. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical industry and the resulting “team” pitches.

In the future, our business is, geographically and functionally, well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and gross margin growth greater than the industry average including acquisitions

■	Improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more

■	Annual PBIT growth of 10% to 15% p.a. delivered through revenue growth, margin expansion and acquisitions

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year.

Acquisition strategy

There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions, with the exception of Brazil and India and digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China and Brazil. Transactions will be focused on our strategy of new markets, new media and consumer insight, including the application of new technology and big data. Net acquisition spend is currently targeted at around £300 to £400 million per annum and we will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

¡	Faster growing geographic markets and sectors

¡	Consumer insight, including the application of technology and big data

So far in 2013, acquisitions have already been made in the first two months in the United Kingdom, Turkey, South Africa, Argentina, Colombia, Australia and the Philippines.

Last but not least…….

All our most successful marketing clients follow marketing’s most fundamental rules: understand your consumers; know what they want; anticipate change; provide the answers; be constant in your delivery.

WPP, too, is a marketing company. Our consumers are our clients. And we try very hard to follow those same fundamental rules. A significant change that we were early to identify and first to satisfy has been the demand among some clients to be served not by a series of specialist agencies but by a dedicated team; a team made up of specialists from all relevant communications disciplines, who remain members of their specialist agencies, while at the same time collaborating on a daily basis to provide a truly integrated client service with no joins showing. This (at least in part) is what we mean by horizontality.

Rapid changes in technology, the fragmentation of media and the acknowledged success of many of the early teams have made this approach increasingly attractive to certain clients.

As a structure, it is less radical than it probably sounds. In the far-off days of ‘the full-service agency’, a client’s working account group – the only unit of real importance to the client - would be formed from specialists from each department: account management, planning, creative, media – and any of many others according to a specific client’s specific needs.

The team approach is similar; and, much like the agency account group, expects its members to have something approaching dual nationality. They are at once paid-up members of their specialist tribe, be it department or company - and committed members of the dedicated client team.

The needs of no two clients are the same. The team approach will never be universal. But seamless collaboration of this kind, with no compromise on quality, requires high degrees of understanding of the bigger picture: which, of course, is precisely why the client values it so highly.

Last year’s Group performance, as detailed in this report, was made possible by tens of thousands of talented individuals; each with a particular individual skill; some working entirely in groups within their companies and some in dedicated client teams; and all contributing to a greater whole.

They have earned our very public gratitude.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2012

Unaudited preliminary consolidated income statement for the year ended

31 December 2012

£ million	Notes	2012		2011	+/(-)%	Constant Currency[1] +/(-)%
Billings		44,405.3		44,791.8	(0.9)	1.6

Revenue	6	10,373.1		10,021.8	3.5	5.8
Direct costs		(858.3)		(783.3)	(9.6)	(13.0)
Gross profit		9,514.8		9,238.5	3.0	5.2
Operating costs	4	(8,273.7)		(8,046.3)	(2.8)	(4.7)
Operating profit		1,241.1		1,192.2	4.1	8.4
Share of results of associates	4	69.4		66.1	5.0	10.7
Profit before interest and taxation		1,310.5		1,258.3	4.1	8.5
Finance income	5	85.9		97.3	(11.7)	(4.0)
Finance costs	5	(299.8)		(297.2)	(0.9)	(1.4)
Revaluation of financial instruments	5	(4.7)		(50.0)	-	-
Profit before taxation		1,091.9		1,008.4	8.3	14.6
Taxation	7	(197.2)		(91.9)	(114.6)	(141.0)
Profit for the year		894.7		916.5	(2.4)	2.4

Attributable to:
Equity holders of the parent		822.7		840.1	(2.1)	2.7
Non-controlling interests		72.0		76.4	5.8	1.2
		894.7		916.5	(2.4)	2.4

Headline PBIT	6,19	1,531.0		1,429.0	7.1	11.1
Headline PBIT margin	6,19	14.8%		14.3%
Headline PBT	19	1,317.1		1,229.1	7.2	12.3

Earnings per share[2]
Basic earnings per ordinary share	9	66.2	p	67.6p	(2.1)	2.7
Diluted earnings per ordinary share	9	62.8	p	64.5p	(2.6)	1.9

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2012

£ million	2012	2011
Profit for the year	894.7	916.5
Exchange adjustments on foreign currency net investments	(305.2)	(256.3)
(Loss)/gain on revaluation of available for sale investments	(3.5)	11.3
Actuarial loss on defined benefit pension plans	(83.9)	(72.0)
Deferred tax on defined benefit pension plans	7.3	0.1
Other comprehensive loss relating to the year	(385.3)	(316.9)
Total comprehensive income relating to the year	509.4	599.6

Attributable to:
Equity holders of the parent	444.2	529.5
Non-controlling interests	65.2	70.1
	509.4	599.6

Unaudited preliminary consolidated cash flow statement for the year ended

31 December 2012

£ million	Notes	2012	2011
Net cash inflow from operating activities	10	908.3	665.2
Investing activities
Acquisitions and disposals	10	(566.5)	(469.8)
Purchase of property, plant and equipment		(290.3)	(216.1)
Purchase of other intangible assets (including capitalised computer software)		(39.8)	(37.1)
Proceeds on disposal of property, plant and equipment		123.5	13.2
Net cash outflow from investing activities		(773.1)	(709.8)
Financing activities
Share option proceeds		56.0	28.8
Cash consideration for non-controlling interests	10	(20.1)	(62.6)
Share repurchases and buybacks	10	(134.5)	(182.2)
Net increase in borrowings	10	380.5	301.4
Financing and share issue costs		(8.2)	(11.9)
Equity dividends paid		(306.6)	(218.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(51.9)	(62.2)
Net cash outflow from financing activities		(84.8)	(207.1)
Net increase/(decrease) in cash and cash equivalents		50.4	(251.7)
Translation differences		(119.3)	(29.9)
Cash and cash equivalents at beginning of year		1,428.2	1,709.8
Cash and cash equivalents at end of year	10	1,359.3	1,428.2

Reconciliation of net cash flow to movement in net debt:
Net increase/(decrease) in cash and cash equivalents		50.4	(251.7)
Cash inflow from increase in debt financing		(372.5)	(289.5)
Debt acquired		(20.0)	(17.5)
Other movements		3.4	(16.4)
Translation differences		(17.7)	(1.3)
Movement of net debt in the year		(356.4)	(576.4)
Net debt at beginning of year		(2,464.8)	(1,888.4)
Net debt at end of year	11	(2,821.2)	(2,464.8)

Unaudited preliminary consolidated balance sheet as at 31 December 2012

£ million	Notes	2012	2011
Non-current assets
Intangible assets:
Goodwill	12	9,457.2	9,430.8
Other	13	1,827.4	1,859.9
Property, plant and equipment		768.3	728.3
Interests in associates and joint ventures		887.2	801.3
Other investments		176.5	190.8
Deferred tax assets		91.2	86.0
Trade and other receivables	14	245.1	309.1
		13,452.9	13,406.2
Current assets
Inventory and work in progress		348.2	333.9
Corporate income tax recoverable		124.2	88.5
Trade and other receivables	14	9,007.0	8,919.7
Cash and short-term deposits		1,945.3	1,946.6
		11,424.7	11,288.7
Current liabilities
Trade and other payables	15	(10,907.8)	(11,165.5)
Corporate income tax payable		(102.9)	(113.4)
Bank overdrafts and loans		(1,085.9)	(518.4)
		(12,096.6)	(11,797.3)
Net current liabilities		(671.9)	(508.6)
Total assets less current liabilities		12,781.0	12,897.6

Non-current liabilities
Bonds and bank loans		(3,680.6)	(3,893.0)
Trade and other payables	16	(512.0)	(553.1)
Corporate income tax payable		(375.3)	(379.5)
Deferred tax liabilities		(680.3)	(741.4)
Provisions for post-employment benefits		(335.6)	(282.3)
Provisions for liabilities and charges		(136.6)	(154.0)
		(5,720.4)	(6,003.3)
Net assets		7,060.6	6,894.3
Equity
Called-up share capital	17	126.5	126.6
Share premium account		175.9	105.7
Shares to be issued		1.8	2.4
Other reserves		(4,513.0)	(4,197.3)
Own shares		(166.5)	(177.6)
Retained earnings		11,186.3	10,803.5
Equity share owners’ funds		6,811.0	6,663.3
Non-controlling interests		249.6	231.0
Total equity		7,060.6	6,894.3

Unaudited preliminary consolidated statement of changes in equity for the year ended

31 December 2012

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2011	126.4	54.5	3.1	(3,954.0)	(144.8)	10,361.4	6,446.6	201.3	6,647.9
Ordinary shares issued	0.6	30.4	(0.7)	0.6	-	-	30.9	-	30.9
Share cancellations	(0.7)	-	-	0.7	-	(45.9)	(45.9)	-	(45.9)
Treasury share additions	-	-	-	-	(29.8)	-	(29.8)	-	(29.8)
Treasury share allocations	-	-	-	-	0.8	(0.8)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(250.0)	-	-	(250.0)	(6.3)	(256.3)
Net profit for the year	-	-	-	-	-	840.1	840.1	76.4	916.5
Dividends paid	-	-	-	-	-	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	-	-	-	(21.1)	-	-	-
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	78.8	78.8	-	78.8
Tax adjustment on share-based payments	-	-	-	-	-	(11.7)	(11.7)	-	(11.7)
Net movement in own shares held by ESOP Trusts	-	-	-	-	(3.8)	(102.7)	(106.5)	-	(106.5)
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(72.0)	(72.0)	-	(72.0)
Deferred tax on defined benefit pension plans	-	-	-	-	-	0.1	0.1	-	0.1
Gain on revaluation of available for sale investments	-	-	-	11.3	-	-	11.3	-	11.3
Recognition/remeasurement of financial instruments	-	-	-	(5.9)	-	33.8	27.9	-	27.9
Acquisition of subsidiaries[1]	-	-	-	-	-	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3
Ordinary shares issued	1.0	55.0	(0.6)	0.5	-	-	55.9	-	55.9
Share issue/cancellation costs	-	(0.2)	-	-	-	-	(0.2)	-	(0.2)
Share cancellations	(0.7)	-	-	0.7	-	(55.1)	(55.1)	-	(55.1)
Treasury share additions	-	-	-	-	(0.6)	-	(0.6)	-	(0.6)
Treasury share allocations	-	-	-	-	0.9	(0.9)	-	-	-
Treasury share cancellations	(0.6)	-	-	0.6	37.2	(37.2)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(298.4)	-	-	(298.4)	(6.8)	(305.2)
Net profit for the year	-	-	-	-	-	822.7	822.7	72.0	894.7
Dividends paid	-	-	-	-	-	(306.6)	(306.6)	(51.9)	(358.5)
Scrip dividend	0.2	15.4	-	-	-	(15.6)	-	-	-
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	92.8	92.8	-	92.8
Tax adjustment on share-based payments	-	-	-	-	-	18.3	18.3	-	18.3
Net movement in own shares held by ESOP Trusts	-	-	-	-	(26.4)	(52.4)	(78.8)	-	(78.8)
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(83.9)	(83.9)	-	(83.9)
Deferred tax on defined benefit pension plans	-	-	-	-	-	7.3	7.3	-	7.3
Loss on revaluation of available for sale investments	-	-	-	(3.5)	-	-	(3.5)	-	(3.5)
Recognition/remeasurement of financial instruments	-	-	-	2.7	-	14.8	17.5	-	17.5
Share purchases - close period commitments	-	-	-	(18.3)	-	-	(18.3)	-	(18.3)
Acquisition of subsidiaries[1]	-	-	-	-	-	(21.4)	(21.4)	5.3	(16.1)
Balance at 31 December 2012	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6

Total comprehensive income relating to the year ended 31 December 2012 was £509.4 million (2011: £599.6 million)

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB), and with the accounting policies of the Group which were set out on pages 145 to 151 of the 2011 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the year ended 31 December 2012.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2012 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2011 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2012 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2012 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 1 March 2013.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited consolidated financial statements have been prepared on this basis.

The 2012 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.5852 to the pound (2011: US$1.6032) and €1.2336 to the pound (2011: €1.1526). The unaudited preliminary consolidated balance sheet as at 31 December 2012 has been prepared using the exchange rates on that day of US$1.6242 to the pound (2011: US$1.5509) and €1.2307 to the pound (2011: €1.1967).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2012	2011
Staff costs	6,106.1	5,872.5
Establishment costs	690.6	674.1
Other operating costs	1,477.0	1,499.7
Total operating costs	8,273.7	8,046.3
Staff costs include:
£ million	2012	2011
Wages and salaries	4,289.7	4,079.4
Cash-based incentive plans	198.1	259.4
Share-based incentive plans	92.8	78.8
Social security costs	524.7	499.3
Pension costs	148.7	135.4
Severance	50.8	53.9
Other staff costs	801.3	766.3
	6,106.1	5,872.5
Staff cost to revenue ratio	58.9%	58.6%
Other operating costs include:
£ million	2012	2011
Amortisation and impairment of acquired intangible assets	171.9	172.0
Goodwill impairment	32.0	-
Gains on disposal of investments	(26.8)	(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest	(5.3)	(31.6)
Investment write-downs	19.6	32.8
Gain on sale of freehold property in New York	(71.4)	-
Cost of changes to corporate structure	4.1	-
Restructuring costs	93.4	-

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

The goodwill impairment charge of £32.0 million relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £19.6 million (2011: £32.8 million) relate to certain non-core minority investments in Continental Europe and the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Restructuring costs of £93.4 million include £62.9 million of severance costs arising from a structural reassessment of certain of the Group’s operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from an overhaul of its centralised IT infrastructure.

Operating profit includes credits totalling £19.8 million (2011: £14.0 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2011.

Share of results of associates include:

£ million	2012	2011
Share of profit before interest and taxation	105.1	99.9
Share of exceptional (losses)/gains	(3.0)	2.1
Share of interest and non-controlling interests	(1.6)	(2.5)
Share of taxation	(31.1)	(33.4)
	69.4	66.1

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2012	2011
Expected return on pension plan assets	30.0	32.6
Income from available for sale investments	1.2	0.6
Interest income	54.7	64.1
	85.9	97.3

Finance costs include:

£ million	2012	2011
Interest on pension plan liabilities	41.3	43.8
Interest on other long-term employee benefits	1.7	1.8
Interest payable and similar charges	256.8	251.6
	299.8	297.2

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments (continued)

Revaluation of financial instruments include:

£ million	2012	2011
Movements in fair value of treasury instruments	(14.8)	(12.7)
Revaluation of put options over non-controlling interests	(5.1)	(30.9)
Revaluation of payments due to vendors (earnout agreements)	15.2	(6.4)
	(4.7)	(50.0)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2012	2011
Revenue
Advertising and Media Investment Management	4,273.2	4,157.2
Consumer Insight	2,460.2	2,458.0
Public Relations & Public Affairs	917.1	885.4
Branding & Identity, Healthcare and Specialist Communications	2,722.6	2,521.2
	10,373.1	10,021.8
Headline PBIT[1]
Advertising and Media Investment Management	754.5	667.9
Consumer Insight	246.9	258.7
Public Relations & Public Affairs	136.4	142.9
Branding & Identity, Healthcare and Specialist Communications	393.2	359.5
	1,531.0	1,429.0
Headline PBIT margin
Advertising and Media Investment Management	17.7%	16.1%
Consumer Insight	10.0%	10.5%
Public Relations & Public Affairs	14.9%	16.1%
Branding & Identity, Healthcare and Specialist Communications	14.4%	14.3%
	14.8%	14.3%

1 Headline PBIT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2012	2011
Revenue
North America[2]	3,546.5	3,388.2
United Kingdom	1,275.2	1,183.5
Western Continental Europe[3]	2,439.2	2,505.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,112.2	2,945.0
	10,373.1	10,021.8
Headline PBIT[1]
North America[2]	578.6	525.6
United Kingdom	173.3	165.3
Western Continental Europe[3]	252.9	284.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	526.2	454.1
	1,531.0	1,429.0
Headline PBIT margin
North America[2]	16.3%	15.5%
United Kingdom	13.6%	14.0%
Western Continental Europe[3]	10.4%	11.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	16.9%	15.4%
	14.8%	14.3%

1 Headline PBIT is defined in note 19.

2 North America includes the US with revenue of £3,309.4 million (2011: £3,149.9 million) and headline PBIT of £547.8 million (2011: £490.2 million).

3 Western Continental Europe includes Ireland with revenue of £36.6 million (2011: £40.3 million) and headline PBIT of £0.7 million (2011: £1.1 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The headline tax rate was 21.2% (2011: 22.0%). The tax rate on reported PBT was 18.1% (2011: 9.1%). The cash tax rate on headline PBT1 was 19.5% (2011: 20.2%).

The tax charge comprises:

£ million	2012	2011
Corporation tax
Current year	335.5	310.3
Prior years	(41.7)	(47.7)
Exceptional release of prior year provisions	-	(106.1)
Tax credit relating to restructuring costs	(15.7)	-
	278.1	156.5
Deferred tax
Current year	(14.4)	4.5
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(86.0)	(72.4)
Deferred tax on gain on sale of freehold property in New York	20.0	-
	(80.4)	(67.9)
Prior years	(0.5)	3.3
	(80.9)	(64.6)

Tax charge	197.2	91.9

The calculation of the headline tax rate is as follows:

£ million	2012	2011
Headline PBT[1]	1,317.1	1,229.1
Tax charge	197.2	91.9
Deferred tax on gain on sale of freehold property in New York	(20.0)	-
Tax credit relating to restructuring costs	15.7	-
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	86.0	72.4
Exceptional release of prior year provisions	-	106.1
Headline tax charge	278.9	270.4
Headline tax rate	21.2%	22.0%

8.	Ordinary dividends

The Board has recommended a final dividend of 19.71p (2011: 17.14p) per ordinary share in addition to the interim dividend of 8.80p (2011: 7.46p) per share. This makes a total for the year of 28.51p (2011: 24.60p). Payment of the final dividend of 19.71p per ordinary share will be made on 8 July 2013 to holders of ordinary shares in the Company on 7 June 2013.

1 Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2012	2011	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	822.7	840.1
Headline earnings (£ million) (note 19)	966.2	882.3
Average shares used in basic EPS calculation (million)	1,243.4	1,242.7
Reported EPS	66.2p	67.6p	(2.1)	2.7
Headline EPS	77.7p	71.0p	9.4	14.4

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2012	2011	+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	848.8	866.2
Diluted headline earnings (£ million)	992.3	908.4
Shares used in diluted EPS calculation (million)	1,352.6	1,342.2
Diluted reported EPS	62.8p	64.5p	(2.6)	1.9
Diluted headline EPS	73.4p	67.7p	8.4	13.1

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the year ended 31 December 2012 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2011: £26.1 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2012	2011
Average shares used in basic EPS calculation	1,243.4	1,242.7
Dilutive share options outstanding	4.9	4.5
Other potentially issuable shares	27.8	18.5
£450 million 5.75% convertible bonds	76.5	76.5
Shares used in diluted EPS calculation	1,352.6	1,342.2

At 31 December 2012 there were 1,265,407,107 (2011: 1,266,373,821) ordinary shares in issue.

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 18:

Net cash inflow from operating activities:

£ million	2012	2011
Profit for the year	894.7	916.5
Taxation	197.2	91.9
Revaluation of financial instruments	4.7	50.0
Finance costs	299.8	297.2
Finance income	(85.9)	(97.3)
Share of results of associates	(69.4)	(66.1)
Operating profit	1,241.1	1,192.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	92.8	78.8
Depreciation of property, plant and equipment	191.0	185.8
Goodwill impairment	32.0	-
Amortisation and impairment of acquired intangible assets	171.9	172.0
Amortisation of other intangible assets	33.7	25.7
Investment write-downs	19.6	32.8
Gains on disposal of investments	(26.8)	(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest	(5.3)	(31.6)
Gain on sale of freehold property in New York	(71.4)	-
Losses/(gains) on sale of property, plant and equipment	0.7	(0.9)
Operating cash flow before movements in working capital and provisions	1,679.3	1,654.4
Movements in working capital and provisions	(388.2)	(620.9)
Cash generated by operations	1,291.1	1,033.5
Corporation and overseas tax paid	(257.0)	(247.9)
Interest and similar charges paid	(228.3)	(241.4)
Interest received	56.6	63.2
Investment income	1.2	0.6
Dividends from associates	44.7	57.2
	908.3	665.2

Acquisitions and disposals:

£ million	2012	2011
Initial cash consideration	(462.0)	(352.3)
Cash and cash equivalents acquired (net)	46.6	98.8
Earnout payments	(85.7)	(150.0)
Loan note redemptions	(1.0)	(0.8)
Purchase of other investments (including associates)	(111.4)	(68.1)
Proceeds on disposal of investments	47.0	2.6
Acquisitions and disposals	(566.5)	(469.8)
Cash consideration for non-controlling interests	(20.1)	(62.6)
Net acquisition payments and investments	(586.6)	(532.4)

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	2012	2011
Purchase of own shares by ESOP Trusts	(78.8)	(106.5)
Share cancellations	(55.1)	(45.9)
Shares purchased into treasury	(0.6)	(29.8)
	(134.5)	(182.2)

Net increase in borrowings:
£ million	2012	2011
Proceeds from issue of $500 million bonds	312.1	319.5
Proceeds from issue of $300 million bonds	187.3	-
Decrease in drawings on bank loans	(79.7)	-
Repayment of debt acquired	(20.0)	(18.1)
Repayment of $30 million TNS private placements	(19.2)	-
	380.5	301.4
Cash and cash equivalents:
£ million	2012	2011
Cash at bank and in hand	1,721.4	1,833.5
Short-term bank deposits	223.9	113.1
Overdrafts[1]	(586.0)	(518.4)
	1,359.3	1,428.2
11. Net debt
£ million	2012	2011
Cash and short-term deposits	1,945.3	1,946.6
Bank overdrafts and loans due within one year	(1,085.9)	(518.4)
Bonds and bank loans due after one year	(3,680.6)	(3,893.0)
	(2,821.2)	(2,464.8)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £26.4 million (2011: £324.5 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by £0.5 million (2011: £10.5 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £194.0 million (2011: £234.1 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. An analysis of movements on deferred and earnout obligations is shown in note 16.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2012 and the date these preliminary financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2012	2011
Brands with an indefinite useful life	993.1	1,036.4
Acquired intangibles	746.0	741.4
Other (including capitalised computer software)	88.3	82.1
	1,827.4	1,859.9
14. Trade and other receivables Amounts falling due within one year:
£ million	2012	2011
Trade receivables	6,204.2	6,305.1
VAT and sales taxes recoverable	75.6	76.2
Prepayments and accrued income	2,232.2	2,044.0
Other debtors	495.0	494.4
	9,007.0	8,919.7

Notes to the unaudited preliminary consolidated financial statements (continued)

14.	Trade and other receivables (continued)

Amounts falling due after more than one year:

£ million	2012	2011
Prepayments and accrued income[1]	29.5	36.6
Other debtors[1]	73.9	87.6
Fair value of derivatives	141.7	184.9
	245.1	309.1

15. Trade and other payables: amounts falling due within one year
£ million	2012	2011
Trade payables	7,227.5	7,292.7
Deferred income	880.2	1,002.3
Payments due to vendors (earnout agreements)	33.4	96.8
Liabilities in respect of put option agreements with vendors	64.3	79.2
Fair value of derivatives	31.6	0.5
Share purchases - close period commitments	18.2	-
Other creditors and accruals	2,652.6	2,694.0
	10,907.8	11,165.5

16. Trade and other payables: amounts falling due after more than one year
£ million	2012	2011
Payments due to vendors (earnout agreements)	160.6	137.3
Liabilities in respect of put option agreements with vendors	80.0	89.1
Fair value of derivatives	79.7	139.9
Other creditors and accruals	191.7	186.8
	512.0	553.1

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2012	2011
Within one year	33.4	96.8
Between 1 and 2 years	35.7	31.6
Between 2 and 3 years	28.7	25.2
Between 3 and 4 years	30.4	18.6
Between 4 and 5 years	63.8	28.9
Over 5 years	2.0	33.0
	194.0	234.1

1 Comparative figures have been restated to be consistent with current year presentation.

Notes to the unaudited preliminary consolidated financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2012	2011
At the beginning of the year	234.1	275.3
Earnouts paid	(85.7)	(150.0)
New acquisitions	61.5	80.4
Revision of estimates taken to goodwill	8.6	25.9
Revaluation of payments due to vendors (note 5)	(15.2)	6.4
Exchange adjustments	(9.3)	(3.9)
At the end of the year	194.0	234.1

The Group does not consider there to be any material contingent liabilities as at 31 December 2012.

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2012	2011
At the beginning of the year	1,266.4	1,264.4
Exercise of share options	10.0	5.9
Share cancellations	(6.7)	(7.0)
Scrip dividend	2.0	3.1
Treasury share cancellations	(6.3)	-
At the end of the year	1,265.4	1,266.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2012:

£ million		2012		2011
Profit before interest and taxation		1,310.5		1,258.3
Amortisation and impairment of acquired intangible assets		171.9		172.0
Goodwill impairment		32.0		-
Gains on disposal of investments		(26.8)		(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest		(5.3)		(31.6)
Investment write-downs		19.6		32.8
Cost of changes to corporate structure		4.1		-
Gain on sale of freehold property in New York		(71.4)		-
Restructuring costs		93.4		-
Share of exceptional losses/(gains) of associates		3.0		(2.1)
Headline PBIT		1,531.0		1,429.0

Finance income		85.9		97.3
Finance costs		(299.8)		(297.2)
		(213.9)		(199.9)

Interest cover on headline PBIT		7.2 times		7.1 times

Calculation of headline EBITDA:

£ million		2012		2011
Headline PBIT (as above)		1,531.0		1,429.0
Depreciation of property, plant and equipment		191.0		185.8
Amortisation of other intangible assets		33.7		25.7
Headline EBITDA		1,755.7		1,640.5

Headline PBIT margins before and after share of results of associates:

£ million	Margin	2012	Margin	2011
Revenue		10,373.1		10,021.8
Headline PBIT	14.8%	1,531.0	14.3%	1,429.0
Share of results of associates (excluding exceptional gains/losses)		72.4		64.0
Headline PBIT excluding share of results of associates	14.1%	1,458.6	13.6%	1,365.0

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2012:

£ million	2012	2011
Profit before taxation	1,091.9	1,008.4
Amortisation and impairment of acquired intangible assets	171.9	172.0
Goodwill impairment	32.0	-
Gains on disposal of investments	(26.8)	(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest	(5.3)	(31.6)
Investment write-downs	19.6	32.8
Cost of changes to corporate structure	4.1	-
Gain on sale of freehold property in New York	(71.4)	-
Restructuring costs	93.4	-
Share of exceptional losses/(gains) of associates	3.0	(2.1)
Revaluation of financial instruments	4.7	50.0
Headline PBT	1,317.1	1,229.1
Headline tax charge (note 7)	(278.9)	(270.4)
Non-controlling interests	(72.0)	(76.4)
Headline earnings	966.2	882.3
Ordinary dividends	322.2	239.5
Dividend cover on headline earnings	3.0 times	3.7 times

Reconciliation of free cash flow for the year ended 31 December 2012:

£ million	2012	2011
Cash generated by operations	1,291.1	1,033.5
Plus:
Interest received	56.6	63.2
Investment income	1.2	0.6
Dividends from associates	44.7	57.2
Share option proceeds	56.0	28.8
Proceeds on disposal of property, plant and equipment	123.5	13.2
Movements in working capital and provisions	388.2	620.9
Less:
Interest and similar charges paid	(228.3)	(241.4)
Purchase of property, plant and equipment	(290.3)	(216.1)
Purchase of other intangible assets (including capitalised computer software)	(39.8)	(37.1)
Corporation and overseas tax paid	(257.0)	(247.9)
Dividends paid to non-controlling interests in subsidiary undertakings	(51.9)	(62.2)
Free cash flow	1,094.0	1,012.7

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2012, the Group has access to £5.2 billion of committed bank facilities with maturity dates spread over the years 2013 to 2042 as illustrated below:

£ million	Maturity by Year
		2013	2014	2015	2016	2017	2018+
US bond $300m (5.125% ’42)	184.7						184.7
US bond $500m (3.625% ’22)	307.8						307.8
US bond $812m (4.75% ’21)	500.2						500.2
£ bonds £200m (6.375% ’20)	200.0						200.0
£ bonds £400m (6.0% ’17)	400.0					400.0
Bank revolver ($1,050m and £375m)	1,021.5				1,021.5
Eurobonds €750m (6.625% ’16)	609.4				609.4
Eurobonds €500m (5.25% ’15)	406.3			406.3
£450m convertible bonds (5.75% ’14)	450.0		450.0
US bond $600m (8.0% ’14)	369.4		369.4
US bond $369m (5.875% ’14)	227.0		227.0
TNS private placements $25m	15.4		15.4
Eurobonds €600m (4.375% ’13)	487.5	487.5
Total committed facilities available	5,179.2	487.5	1,061.8	406.3	1,630.9	400.0	1,192.7
Drawn down facilities at 31 December 2012	4,157.7	487.5	1,061.8	406.3	609.4	400.0	1,192.7
Undrawn committed credit facilities	1,021.5
Drawn down facilities at 31 December 2012	4,157.7
Net cash at 31 December 2012	(1,359.3)
Other adjustments	22.8
Net debt at 31 December 2012	2,821.2

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2011 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2012.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and determined that these are as published in the Prospectus relating to the admission of WPP plc to the Official List and trading on the London Stock Exchange plc dated 13 November 2012 (the “Prospectus”). The Prospectus is published in the Investor Relations section of the Group website (www.wpp.com) and copies are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 110 to 114 of the published 2011 Annual Report and Accounts. Pages 16 to 19 of the Prospectus contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■The Group competes for clients in a highly competitive industry.

■The Group receives a significant portion of its revenues from a limited number of large clients.

Economic

■The Group is subject to recessionary economic cycles.

Financial

■The Group is subject to currency exchange rate fluctuations.

■The Group’s cost of capital is influenced by the ratings issued by the international debt rating agencies.

■The Group is subject to credit risk through the default of a client or other counterparty.

Mergers & Acquisitions

■The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions, and may be unsuccessful in integrating any acquired operations with its existing businesses.

■Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■	The Group operates in 110 countries and is exposed to the risks of doing business internationally.

People

■The Group is highly dependent on the talent, creative abilities and technical skills of its senior management and other key personnel.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties (continued)

Regulatory/Legal

■ The Group may be subject to regulations restricting its activities or effecting changes in taxation.

■ The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.

■ The Group is subject to strict anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.

■ The Group is subject to strict data protection and privacy legislation in the various jurisdictions in which it operates and relies extensively on information technology systems.

Appendix 2: Preliminary results for the year ended 31 December 2012 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2012

$ million	2012	2011	+/(-)%
Billings	70,459.1	71,749.2	(1.8)

Revenue	16,459.3	16,053.4	2.5
Direct costs	(1,361.9)	(1,253.7)	(8.6)
Gross profit	15,097.4	14,799.7	2.0
Operating costs	(13,120.8)	(12,896.3)	(1.7)
Operating profit	1,976.6	1,903.4	3.8
Share of results of associates	110.3	105.8	4.3
Profit before interest and taxation	2,086.9	2,009.2	3.9
Finance income	136.3	155.3	(12.2)
Finance costs	(475.3)	(475.9)	0.1
Revaluation of financial instruments	(6.5)	(79.2)	-
Profit before taxation	1,741.4	1,609.4	8.2
Taxation	(315.4)	(151.1)	(108.7)
Profit for the year	1,426.0	1,458.3	(2.2)

Attributable to:
Equity holders of the parent	1,311.5	1,335.7	(1.8)
Non-controlling interests	114.5	122.6	6.6
	1,426.0	1,458.3	(2.2)

Headline PBIT	2,439.3	2,281.5	6.9
Headline PBIT margin	14.8%	14.2%
Headline PBT	2,100.3	1,960.9	7.1

Reported earnings per share[2]
Basic earnings per ordinary share	105.5 ¢	107.5 ¢	(1.9)
Diluted earnings per ordinary share	100.0 ¢	102.6 ¢	(2.5)

Headline earnings per share[2]
Basic earnings per ordinary share	123.9 ¢	112.7 ¢	9.9
Diluted earnings per ordinary share	117.0 ¢	107.5 ¢	8.8

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5852 to the pound for the year ended 31 December 2012 (2011: US$1.6032).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2012 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2012

€ million	2012	2011	+/(-)%
Billings	54,765.7	51,632.1	6.1

Revenue	12,796.3	11,553.8	10.8
Direct costs	(1,059.5)	(903.6)	(17.3)
Gross profit	11,736.8	10,650.2	10.2
Operating costs	(10,200.9)	(9,276.1)	(10.0)
Operating profit	1,535.9	1,374.1	11.8
Share of results of associates	85.7	76.1	12.6
Profit before interest and taxation	1,621.6	1,450.2	11.8
Finance income	106.0	112.3	(5.6)
Finance costs	(369.6)	(342.7)	(7.8)
Revaluation of financial instruments	(6.1)	(58.0)	-
Profit before taxation	1,351.9	1,161.8	16.4
Taxation	(243.9)	(102.6)	(137.7)
Profit for the year	1,108.0	1,059.2	4.6

Attributable to:
Equity holders of the parent	1,018.8	971.5	4.9
Non-controlling interests	89.2	87.7	(1.7)
	1,108.0	1,059.2	4.6

Headline PBIT	1,892.4	1,648.1	14.8
Headline PBIT margin	14.8%	14.3%
Headline PBT	1,628.7	1,417.7	14.9

Reported earnings per share[2]
Basic earnings per ordinary share	81.9 ¢	78.2 ¢	4.7
Diluted earnings per ordinary share	77.7 ¢	74.6 ¢	4.2

Headline earnings per share[2]
Basic earnings per ordinary share	96.1 ¢	82.2 ¢	16.9
Diluted earnings per ordinary share	90.7 ¢	78.4 ¢	15.7

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.2336 to the pound for the year ended 31 December 2012 (2011: €1.1526).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2012 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding exceptional release of prior year tax provisions, net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, deferred tax on gain on sale of freehold property in New York and tax credit relating to restructuring costs) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.